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Mission NewEnergy Ltd	Tempo Offices, Unit B9, 431 Roberts Rd, Subiaco, Western Australia, 6008 Tel: + 618 6313 3975 Fax: + 618 6270 6339 Email: invest@missionnewenergy.com

THIS ANNOUNCEMENT HAS NOT BEEN APPROVED BY THE AUSTRALIAN SECURITIES EXCHANGE (“ASX”) FOR RELEASE ON THE ASX PLATFORM AS THE ASX HAS EXPRESSED CONCERN TO MBT IN RELATION TO THE PROPOSED TRANSACTION AND THE SUITABILITY OF THE COMPANY TO BE LISTED ON THE ASX POST-COMPLETION OF THE TRANSACTION

THE ASX THEREFORE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ANNOUNCEMENT

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As announced on 9 April 2018, PlayUp has agreed to merge with Mission NewEnergy Limited (ASX:MBT, OTCMKTS:MNELF), subject to the approval of the ASX and NASDAQ and regulatory approval requirement, upon the completion of the merger it is anticipated that the company's securities will seek to re-comply with both ASX and NASDAQ listing rules resulting in the trading of shares on the NASDAQ stock exchange and the ASX. Please refer to the announcement released on 9 April 2018 which gives further details on the acquisition of Playup Limited by Mission NewEnergy Ltd.

PlayUp has made public the following announcement of a material development:

PlayUp Acquires ClassicBet

- Acquisition Delivers Incremental Gross Gaming Turnover of $200m to PlayUp

13 April 2018 – PlayUp Australia Pty Limited has acquired Sydney-based ClassicBet, in a deal that will immediately increase PlayUp’s annual gross gaming turnover by more than AUD$200M. The deal will complete once licensing approvals are granted in either the Northern Territory Racing Commission or Harness Racing NSW

ClassicBet is mid-tier, well renowned wagering operator and this latest acquisition forms a key part of PlayUp’s growth strategy, which is to acquire and roll up multiple Australian wagering and global fantasy sports businesses into a single group that is seeking to be dual listed on the ASX and NASDAQ* (refer to notes below). PlayUp recently acquired the Draftstars fantasy sports platform from CrownBet.

All key ClassicBet operational staff and the current COO Luke Coward will join the PlayUp Limited team immediately.

ClassicBet COO Luke Coward said: “Having been involved in the early stages of the Australian arm of both Betfair and Bet365 and having seen firsthand the benefits of wagering acquisitions in the sector including Bookmaker to Ladbrokes and Betezy to what became Crown, none are as exciting as the opportunity PlayUp presents. Now as part of PlayUp’s rapidly growing ecosystem we have an opportunity to provide PlayUp with decades of experience to grow its wagering division in other global jurisdictions.”

PlayUp CEO Daniel Simic commented: “ClassicBet has enjoyed a strong track record of success in the Australian sports and racing wagering market. ClassicBet’s users are loyal and regularly transact on the Classicbet.com.au website, wagering on both racing and multiple sports. PlayUp is committed to growing the ClassicBet business beyond Australian shores and will integrate the ‘PlayChip’ as a new currency option within its platform.”

PlayUp is seeking acquisitions of cash-based fantasy sports betting platforms as well as other wagering operators globally recognizing the opportunity that is emerging within the global online sports and gaming sector. PlayUp will then integrate a new turnkey universal gaming currency solution known as the ‘PlayChip’ into these and other independent gaming platforms. PlayChip will be the world’s largest fully integrated blockchain enabled and cryptocurrency for gaming and wagering.

PlayUp Background:
PlayUp is a fully operational Fantasy Sports, Sports Betting and Online Gaming Platform. PlayUp currently has approximately 400,000 registered users and is represented by global sporting icons such as Brett Lee, who has amassed a social network of over 4 million sports fans.

PlayUp currently employs 27 fulltime employees with offices in Sydney (HQ), Melbourne, Darwin and Hong Kong. PlayUp Interactive Pty Ltd, a wholly owned subsidiary of PlayUp Limited is a licensed gambling operator in Australia.

PlayUp will deliver the world’s first fully-integrated, blockchain enabled global fantasy sports, online sports betting and gaming ecosystem. Underpinning its ecosystem, is the PlayChip Utility Token – a crypto-currency built on the Ethereum blockchain, specifically designed for use as a universal payment and rewards system for the online gaming industry.

The PlayChip will form the foundation to facilitate the decentralisation of the PlayUp platform and allow sports fans to connect, compete and collect, irrespective of their location.

* As announced on 09 April 2018, PlayUp has agreed to merge with Mission NewEnergy Limited (ASX:MBT, OTCMKTS:MNELF), subject to the approval of the ASX and NASDAQ and regulatory approval requirement, upon the completion of the merger it is anticipated that the company’s securities will seek to re-comply with both ASX and NASDAQ listing rules resulting in the trading of shares on the NASDAQ stock exchange and the ASX.

- Announcement Ends -

* PlayUp Australia Pty Limited is a subsidiary of PlayUp’s international entity.

For editorial enquiries for PlayUp please contact
Michael Henderson
DEC PR
Phone +61 413 054 738
m.henderson@decpr.com.au

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton
Phone: +61 8 6313 3975
Email: james@missionnewenergy.com